Exhibit 99.1

Collective Mining Discovers a Gold-Copper Porphyry System at the San Antonio Project by Intersecting 290.20 Metres at 0.58 g/t Gold, 0.17% Copper, 3 g/t Silver and 70 ppm Molybdenum

•	Drill hole SAC-11, directed to test the northern portion of the Pound target, discovered a gold and copper porphyry vein stockwork system intruding metagabbro country rock with assay results as follows:
•	290.20 metres @ 0.84 g/t gold equivalent (0.58 g/t Au, 0.17% Cu, 3 g/t Ag, 70 ppm Mo) which includes higher density mineralized zones of:
•	40.90 metres @ 1.44 g/t gold equivalent (1.02 g/t Au, 0.30% Cu, 4 g/t Ag, 100 ppm Mo) and
•	31.20 metres @ 1.23 g/t gold equivalent (0.76 g/t Au, 0.27% Cu, 5 g/t Ag, 200 ppm Mo)
•	Given the high density of porphyry stockwork veins hosted within the metagabbro country rocks, the Company's Special Advisor and well-known porphyry expert Richard Tosdal believes a potential mineralized copper-gold porphyry system could be located proximal to the SAC-11 drill intercept. Two drill rigs are currently being mobilized to the Pound target to immediately begin following up on the discovery hole.
•	The San Antonio project hosts a well-defined, 2.5-kilometer-long mineralized corridor hosting four drill-ready porphyry targets (including the Pound target). Given the early success at the Pound target, the Company will be aggressive with drilling at San Antonio over the balance of the year with a goal of drill testing each of these targets.
•	The higher-grade zones of gold and copper in SAC-11 correlate well with a higher density of quartz and chalcopyrite veining suggesting that the porphyry source may in turn be high-grade.

TORONTO, May 5, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce that drilling assay results at the San Antonio Project's Pound target ("Pound") has resulted in the discovery of a mineralized Au-Ag-Cu-Mo porphyry system. Additionally, the final assay results from the 2024 drill program at the Trap target (Guayabales Project) are reported below. Both the San Antonio and Guayabales projects are situated near to each other and to the famous multi-million-ounce Marmato Mine within the Caldas Department in Colombia.

The Company currently has nine drill rigs operating as part of its fully funded 70,000-metre drill program for 2025 with two rigs at the San Antonio Project and seven rigs at the Guayabales Project. Two additional deep capacity rigs are being mobilized to the Guayabales Project and will begin testing the high-grade Ramp Zone located at the bottom of the Apollo system in early Q3, 2025.

Ari Sussman, Executive Chairman commented: "Detailed surface prospecting and drilling at the San Antonio Project have substantially elevated the potential of the project to host a copper-gold rich porphyry system. Now is the time to become aggressive with drilling as our technical team believes that the SAC-11 hole at the Pound target is close to the porphyry source. With two rigs soon to be operating at Pound, we will look to vector to this source and with some luck, we will find a high-grade porphyry system. It is worth mentioning that the San Antonio Project enjoys excellent infrastructure as it is located directly beside the Pan American highway and hydro-power lines."

To watch a video of David Reading, Special Advisor to the Company and QP under NI 43-101, and Richard Tosdal, Special Advisor and well-known porphyry expert, explaining today's results, please click the link here.

Details (see Table 1 and Figures 1-4)

San Antonio Project: Pound Target

•	The Pound target is defined by surface soil and rock anomalies for gold and copper covering an area of 650 metres x 550 metres and remains open for further expansion. Previous drilling in 2021 at the Pound Target encountered primarily a gold-bearing breccia with both holes ending in mineralization. Assays returned continuous intervals beginning at surface of 710 metres at 0.53 g/t gold equivalent (SAC-8) and 750 metres at 0.41 g/t gold equivalent (SAC-6) (see press release dated October 27, 2021). Extensive surface work was carried out in 2024 outlining the porphyry potential of the target area enabling the Company to advance with drilling in Q1 2025.
•	SAC-11 was drilled steeply from Pad 6 to the northwest with the aim of testing the potential for a copper-gold porphyry system at depth. The hole intersected at shallow depths porphyry related peripheral gold rich mineralized zones (typical porphyry halo mineralization) before cutting 290 metres of gold-copper rich porphyry vein stockwork mineralization hosted within metagabbro country rocks. The latter intercept includes quartz veins hosting chalcopyrite, pyrite, molybdenite and magnetite which are associated with potassic alteration. Zones of higher-grade gold and copper are associated with areas of higher vein density interpreted to be proximal to a high grade porphyry centre. The hole was terminated prematurely while still in mineralization due to the capacity of the rig. The following assays are highlighted:
•	290.20 metres @ 0.84 g/t gold equivalent (0.58 g/t gold, 0.17% copper, 3 g/t silver and 70 ppm molybdenum), from 549.00 metres downhole and including:
•	40.90 metres @ 1.44 g/t gold equivalent (1.02 g/t gold, 0.30% copper, 4 g/t silver and 100 ppm molybdenum), from 650.00 metres and including;
•	31.20 metres @ 1.23 g/t gold equivalent (0.76 g/t gold, 0.27% copper, 5 g/t silver and 200 ppm molybdenum), from 749.25 metres
•	Two larger capacity diamond drill rigs have been contracted with the first rig initiating drilling this week and the second rig expected to begin operating in approximately three weeks.
•	SAC-10 was drilled from Pad 5 to the northeast and cut peripheral and lower grade gold mineralization in metagabbro country rock associated with disseminated pyrite and sericite alteration, which forms the outer halo to a porphyry system. The following assay results are highlighted:
•	353.85 metres @ 0.51 g/t gold equivalent (0.40 g/t Au, 0.04% Cu, 8 g/t Ag, 10 ppm Mo) from 389.60 metres including:
•	77.05 metres @ 1.01 g/t gold equivalent (0.70 g/t Au, 0.03% Cu, 27 g/t Ag, 20 ppm Mo) from 389.60 metres

San Antonio Project: Other Drill Ready Targets

•	The Pound target is located within a well-defined 2.5 -kilometer mineralized gold and copper corridor hosting four drill ready porphyry targets (Pound, Real, COP, and Euro). The Company plans to drill test each of these targets in 2025.
•	The Real target is located 400 metres to the northwest of Pound and is characterized by multiple gold and copper mineralized porphyry clasts hosted within breccia bodies.
•	The Euro target is located one kilometer south of Pound and is defined by a coherent and coincident soil anomalies for gold (> 0.3 ppm), copper (> 100 ppm) and molybdenum (> 20 ppm). The anomalous area hosts zones of porphyry quartz and sulphide veinlets associated with strong sericitic alteration which suggest the upper and/or peripheral portion of a porphyry system has been discovered.

Table 1: Assays Results for Drill Holes SAC-10 and SAC-11

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Mo %	AuEq g/t*
SAC-10	235.90	332.45	96.55	0.28	6	0.01	0.000	0.33
and	389.60	743.45	353.85	0.40	8	0.04	0.001	0.51
Incl.	389.60	466.65	77.05	0.70	27	0.03	0.002	1.01
SAC-11	12.40	95.80	83.40	0.20	14	0.04	0.000	0.42
and	128.60	534.95	406.35	0.28	5	0.03	0.001	0.35
Incl.	268.40	291.35	22.95	0.92	15	0.01	0.000	1.00
and	549.00	839.20	290.20	0.58	3	0.17	0.007	0.84
Incl.	650.00	690.90	40.90	1.02	4	0.30	0.010	1.44
Incl.	749.25	780.45	31.20	0.76	5	0.27	0.020	1.23

*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.85) + (Ag (g/t) x 0.016 x 0.85) + (Cu (%) x 1.71 x 0.90) + (Mo (%) x 6.86 x 0.70) utilizing metal prices of Ag - US$32/oz, Cu - US$5.0/lb, Mo - US$20/lb and Au - US$2,000/oz and recovery rates of 85% for Au, 85% for Ag, 90% for Cu and 70% for Mo. Recovery rate assumptions are speculative as limited metallurgical work has been completed to date but is based on other comparable deposits in neighboring South American countries. True widths are unknown, and grades are uncut.

Figure 1: Plan View of the San Antonio Project Highlighting Drilling and Geochemical Results of the Pound Target within the Mineralized Corridor (CNW Group/Collective Mining Ltd.)

Figure 2: Plan View and Cross Section Along SAC-11 Showing the Potential Porphyry Source Location at the Pound Target (CNW Group/Collective Mining Ltd.)

Figure 3: Drill Hole SAC-11 Split Core Photos (CNW Group/Collective Mining Ltd.)

Figure 4: Plan View of the San Antonio and Guayabales Projects Highlighting the Pound Target at the San Antonio Project (CNW Group/Collective Mining Ltd.)

Trap Target (See Table 2 and Figure 4)

•	Two deep holes, TRC-32 and TRC-33, were designed to extend the vertical dimension of the northern end of the Trap Main Zone and intersected polymetallic vein zones located below (outside) the main plunging Trap Mineralized zone of broader mineralization. Another drillhole, TRC-31 was designed to explore and area outside the Trap Main zone but failed to intersect any mineralization.
•	The next phase of the drilling program will begin in H2 2025, and will look to expand the system to the northwest along strike of hole TRC-30, which yielded 40.50 metres @ 4.01 g/t AuEq within 200.85 metres @ 1.06 g/t AuEq (see press release dated January 9, 2025), where two styles of mineralization were identified, including early-stage porphyry D-veins overprinted by a late-stage polymetallic veins system.

Table 2: Assays Results for Drill Holes TRC-32 and TRC-33

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Zn %	Pb %	Cu %	AuEq g/t*
TRC-31	NSV
TRC-32	377.05	382.50	5.45	3.14	8	0.23	0.18	0.01	3.29
and	537.90	566.25	28.35	1.99	8	0.18	0.03	0.03	2.10
Incl.	562.25	566.25	4.00	8.49	36	1.04	0.11	0.04	9.10
TRC-33	309.00	315.50	6.50	1.54	69	0.40	0.24	0.04	2.60
and	518.20	521.90	3.70	2.02	11	0.33	0.18	0.02	2.28

*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.015 x 0.85) + (Zn (%) x 0.43 x 0.85) + (Pb (%) x 0.38 x 0.85) + (Cu (%) x 1.44 x 0.95) utilizing metal prices of Ag - US$30/oz, Zn - US$1.25/lb, Pb - US$1.10/lb, Cu - US$4.2/lb and Au - US$2,000/oz and recovery rates of 97% for Au, 85% for Ag, 95% for Cu, 85% for Zn and 85% for Pb. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024, and October 3, 2024. The recovery rate assumption for zinc and lead is speculative as limited metallurgical work has been completed to date. True widths are unknown, and grades are uncut.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The San Antonio project is located 4 kilometers east of the Guayabales Project which is anchored by the Apollo system and hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten system.

Management, insiders, a strategic investor and close family and friends own 44.5% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples from the San Antonio Project have been prepared and analyzed at SGS laboratory facilities in Medellin, Colombia and Lima, Peru; and at Actlabs laboratory facilities in Medellin, Colombia and Toronto, Canada. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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CNW 06:30e 05-MAY-25